# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aligos Therapeutics, Inc., CIK 0001799448
CUSIP: 01626L204
Title of class of securities: Common Stock
Address of issuer's principal executive offices: ONE CORPORATE DR., 2ND FLOOR, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0000935836-24-000723
Filed by CIK 0001587114

## Reporting persons
- EcoR1 Capital, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 210,634; sole dispositive power 0; shared dispositive power 210,634; aggregate amount beneficially owned 210,634 (3.9% of the class)
  Comment: Percentage calculated based on (a) 88,569 shares of Common Stock beneficially owned by the reporting person, plus 122,065 shares of Common Stock underlying warrants beneficially owned by the reporting person, which warrants are subject to a 9.99% beneficial ownership limitation, and (b) 5,314,311 shares of voting Common Stock outstanding on March 6, 2025, as reported in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2024.
- Oleg Nodelman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 210,634; sole dispositive power 0; shared dispositive power 210,634; aggregate amount beneficially owned 210,634 (3.9% of the class)
  Comment: Percentage calculated based on (a) 88,569 shares of Common Stock beneficially owned by the reporting person, plus 122,065 shares of Common Stock underlying warrants beneficially owned by the reporting person, which warrants are subject to a 9.99% beneficial ownership limitation, and (b) 5,314,311 shares of voting Common Stock outstanding on March 6, 2025, as reported in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2024.
- EcoR1 Capital Fund Qualified, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 199,036; sole dispositive power 0; shared dispositive power 199,036; aggregate amount beneficially owned 199,036 (3.7% of the class)
  Comment: Percentage calculated based on (a) 83,807 shares of Common Stock beneficially owned by the reporting person, plus 115,229 shares of Common Stock underlying warrants beneficially owned by the reporting person, which warrants are subject to a 9.99% beneficial ownership limitation, and (b) 5,314,311 shares of voting Common Stock outstanding on March 6, 2025, as reported in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2024.

## Item 1. Issuer
Name of issuer: Aligos Therapeutics, Inc.
Address of issuer's principal executive offices: One Corporate Drive, 2nd Floor, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing:
EcoR1 Capital, LLC, a Delaware limited liability company ("EcoR1")

EcoR1 Capital Fund Qualified, L.P., a Delaware limited partnership ("Qualified Fund")

Oleg Nodelman

Qualified Fund is filing this statement jointly with the other reporting persons, but not as a member of a group, and it expressly disclaims membership in a group. In addition, the filing of this Schedule 13G on behalf of Qualified Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any securities covered by this Schedule 13G. Each reporting person also disclaims beneficial ownership of the securities reported herein except to the extent of that person's pecuniary interest therein.
Address of principal business office or, if none, residence:
357 Tehama Street #3

San Francisco, CA 94103
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
EcoR1: 210,634

Oleg Nodelman: 210,634

Qualified Fund: 199,036
Percent of class:
EcoR1: 3.9%

Oleg Nodelman: 3.9%

Qualified Fund: 3.7%
Sole power to vote or to direct the vote:
EcoR1: 0

Oleg Nodelman: 0

Qualified Fund: 0
Shared power to vote or to direct the vote:
EcoR1: 210,634

Oleg Nodelman: 210,634

Qualified Fund: 199,036
Sole power to dispose or to direct the disposition:
EcoR1: 0

Oleg Nodelman: 0

Qualified Fund: 0
Shared power to dispose or to direct the disposition:
EcoR1: 210,634

Oleg Nodelman: 210,634

Qualified Fund: 199,036

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: EcoR1 is the general partner and investment adviser of investment funds, including Qualified Fund. Mr. Nodelman is the control person of EcoR1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- EcoR1 Capital, LLC: /s/ Oleg Nodelman, Manager (05/15/2025)
- Oleg Nodelman: /s/ Oleg Nodelman, Reporting Person (05/15/2025)
- EcoR1 Capital Fund Qualified, L.P.: /s/ Oleg Nodelman, Manager of the General Partner, EcoR1 Capital, LLC (05/15/2025)